                                    EXHIBIT 1

                                [FORM OF NOTICE]

         Notice is hereby given that UtiliCorp United Inc., a Delaware corporation, ("UtiliCorp") has filed an application on behalf of UtiliCorp N.Z. Limited ("UNZ"), a company organized under the laws of New Zealand and operating solely in New Zealand, for an exemption under Section 3(b) of the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"). UtiliCorp asserts that, by virtue of the order declaring that UNZ is entitled to the exemption provided by Section 3(b) of the 1935 Act, UtiliCorp and its intermediate subsidiaries, would become exempt from all obligations as a holding company under Rule 10 promulgated by the Commission under the 1935 Act and exempt from
Section 9(a)(2) of the 1935 Act pursuant to Rule 11(b)(1) promulgated thereunder. All interested persons are referred to the application, which is summarized below, for a complete statement of the facts.

         UNZ owns a 78.78% equity ownership interest in United Networks Limited, a special purpose corporation organized under the laws of New Zealand ("UNL") (formerly known as Power New Zealand Limited). On September 24, 1998, UtiliCorp filed an application on behalf of UNL requesting an exemption without qualification from the 1935 Act pursuant to Section 3(b). UNL is currently a foreign utility company under Section 33 of the 1935 Act. The notification on Form U-57 was filed on December 5, 1994.

         UNL is a New Zealand corporation primarily engaged in the generation and transmission of electricity to New Zealand wholesale and retail customers. UNL serves approximately 468,000 customers in the North Island of New Zealand, and it has approximately 23,678 kilometers of lines.

         Neither UtiliCorp nor any corporation owned or controlled by UtiliCorp is a "holding company" subject to regulation under the 1935 Act or a "subsidiary company" of a "holding company" subject to regulation under the 1935 Act. UNZ is not a public utility company operating in the United States and does not serve any customers in the United States. UtiliCorp states UNZ is a New Zealand corporation and will not engage in any business other than the acquisition of New Zealand public utility companies, the supervision of UtiliCorp's investments in New Zealand, and the participation in the management and operations of New Zealand public utility companies. UNZ derives no income from United States operations, nor is it qualified to do business in any state of the United States, nor is it a public utility company operating in the United States.

         UtiliCorp asserts that, since the operations of UNZ and its subsidiary companies are and will be exclusively in New Zealand, its sales and revenues, and the regulation thereof, have little or no effect on the rates and business of electric sales and generation within the United States.

         UtiliCorp asserts that UNZ is entitled to the exemption without qualification provided for by Section 3(b) of the 1935 Act, and accordingly, that UtiliCorp, UBP, UNS and USP are entitled to the exemption from all obligations as a holding company provided for by Rule 10(a)(1) of the 1935 Act.

         In addition, if UNZ is exempt without qualification under Section 3(b) of the 1935 Act, then UtiliCorp would be entitled under Rule 11(b)(1) to an exemption from Section 9(a)(2) of the 1935 Act.

         Notice is further given that any interested person may, not later than _______, 2000, request in writing that a hearing be held in respect of the request for exemption, relating to the nature of his interest and the reasons for each request, and the issues of fact or law which he decides to controvert; or he may request that he be notified should the Commission order a hearing herein. Any such request should be addressed: Secretary, Securities and Exchange Commission, Washington, DC 20549. At any time after said date, the Commission may grant the exemption requested, or take such other action as it deems appropriate.